

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2011

Xiaohong Yao
President and Chief Financial Officer
China Xingbang Industry Group Inc.
7/F West Tower, Star International Mansion
No. 6-20 Jinsui Rd.
Tianhe District, Guangzhou
Guangdong Province, P.R.C.

> **Re: China Xingbang Industry Group Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed August 9, 2011**
> **File No. 000-54429**

Dear Mr. Yao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

- **How do you maintain your books and records and prepare your financial statements?**
  - o   If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct

and the transactions you consummate are recorded in accordance with U.S. GAAP.

o If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

- **What is the background of the people involved in your financial reporting?**
   o We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
      - what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
      - what relevant education and ongoing training he or she has had relating to U.S. GAAP;
      - the nature of his or her contractual or other relationship to you;
      - whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
      - about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.
   o If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
      - the name and address of the accounting firm or organization;
      - the qualifications of their employees who perform the services for your company;
      - how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
      - how many hours they spent last year performing these services for you; and
      - the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

- o If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:
  - why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
  - how many hours they spent last year performing these services for you; and
  - the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.
- **What are the qualifications of your audit committee financial expert?**
  - o We note that you have identified Mr. Levinson as the audit committee financial expert. Please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

Item 16. Exhibits and Financial Statement Schedules

(b) Exhibits, page 65

2.   We note your response to comment 8 of our letter dated August 4, 2011. We also note that you did not the agreement as an exhibit to your Form 10-Q, filed on August 15, 2011. In your next Exchange Act periodic report, please file the agreement as an exhibit, or, alternatively, tell us why it is not appropriate to do so. Please refer to Item 6 of Form 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3402 with any other questions.

Sincerely,

Angela McHale
Attorney-Advisor

cc: Barry I. Grossman
        Ellenoff Grossman & Schole LLP